UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
             (Amendment No. 6 Final Amendment to Schedule 13D)

                        KAPSON SENIOR QUARTERS CORP.
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                              (Name of Issuer)

                        Common Stock, $.01 par value
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                       (Title of Class of Securities)
                  ---------------------------------------
                                 485624100
                               (CUSIP Number)

                               Murry N. Gunty
                       Prometheus Senior Quarters LLC
                       LF Strategic Realty Investors
                                  II L.P.
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                         Jonathan L. Mechanic, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                               (212) 859-8000
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

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                               March 31, 1998
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

CUSIP No.  485624100                                        Page 1 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    PROMETHEUS SENIOR QUARTERS LLC



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER
   SHARES
                    7,655,369

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,655,369

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               7,655,369

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    98.78%

14  TYPE OF REPORTING PERSON*

    00


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                             SCHEDULE 13D

CUSIP No. 485624100                                          Page 3 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    LF STRATEGIC REALTY INVESTORS II L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC/BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,655,369

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,655,369

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,655,369

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    98.78%

14  TYPE OF REPORTING PERSON*

    00


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                             SCHEDULE 13D

CUSIP No.485624100                                          Page 4 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,655,369

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,655,369

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,655,369

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    98.78%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


ITEM 1.  SECURITY AND ISSUER.

          This Amendment No. 6 (the "Amendment No. 6") to the statement on
Schedule 13D dated October 10, 1997 (the "Initial Statement") of Prometheus Senior Quarters LLC ("Prometheus") and Lazard Freres Real Estate Investors L.L.C. ("LFREI" and together with Prometheus, the "Reporting Parties") relates to the source and amount of funds used by the Reporting Parties in the offer to purchase (the "Offer to Purchase") for all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), and all outstanding shares of $2.00 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock" and together with the Common Stock, the "Shares") at a purchase price of $14.50 per share of Common Stock and $27.93 per share of Preferred Stock of Kapson Senior Quarters Corp (the "Offer"), and the expiration of the Offer and acceptance of the Shares for payment. This Amendment No. 6 supplementally amends the Initial Statement. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Initial Statement.

ITEM 2.  Identity and Background.

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Initial Statement is hereby amended to read in its entirety as follows:

          The Offeror (as defined herein) and the Fund (as defined herein) expect to borrow up to 50% of the total amount of the funds required by Prometheus and the Prometheus Acquisition Corp., a Delaware corporation (the "Offeror") to purchase the Shares pursuant to the Offer to Purchase from The Chase Manhattan Bank ("Chase") as agent and arranger and a syndicate of other financial institutions pursuant to a revolving credit agreement (the "Credit Agreement"), dated as of March 27, 1998, among LF Strategic Realty Investors II, L.P. (the "Fund"), Borrower, Chase and certain other lenders as specified in the Credit Agreement. Pursuant to and subject to the terms and conditions set forth in the Credit Agreement, the Lenders have agreed to lend to the Fund, the Offeror and any other "Qualified Borrower" (as defined in the Credit Agreement") up to an aggregate amount not to exceed $150,000,000, the proceeds of which may be used for any purpose permitted under the Fund's partnership agreement (the "Fund Partnership Agreement"). Unless paid or prepaid prior thereto, all loans outstanding under the Credit Agreement mature on the earlier of (i) December 27, 2000 or (ii) 90 days prior to the end of the "Investment Period," as defined in the Fund Partnership Agreement. Loans made under the Credit Agreement bear interest at a rate equal to either, at the option of the Offeror, the Fund or such other Qualified Borrower, (i) the "Base Rate", as defined in the Credit Agreement, or (ii) the "Eurodollar Rate", as defined in the Credit Agreement. If an Event of Default (as defined in the Credit Agreement) occurred and for as long as it is continuing, the principal amount of all obligations outstanding under the Credit Agreement will bear an interest rate equal to the greater of (i) 20% and (ii) the sum of (A) the Base Rate plus (B) 5% per annum.

          The Credit Agreement contains covenants that are customary to transactions of a similar nature. Loans outstanding under the Credit Agreement are secured by a pledge by the Fund, LFREI, and each "Sister Partnership" (as defined in the Credit Agreement) of, among other things,
(i) all of their rights and interests in, to and under the Fund Partnership Agreement, the partnership agreement of each Sister Partnership and each Subscription Agreement (as defined in the Credit Agreement) including, without limitation, all rights to make Capital Calls (as defined in the Credit Agreement) and each Partnership Pledge (as defined in the Credit Agreement), and (ii) all funds deposited in the Subscription Accounts pursuant to the Pledge (as defined in the Credit Agreement) or the Cash Collateral Agreement (as defined in the Credit Agreement). It is anticipated that borrowings under the Credit Agreement will be repaid from funds generated internally by the Company as the corporation surviving the Merger.

          The foregoing description of the Credit Agreement is qualified in its entirety by reference to the text of the Credit Agreement, which has been filed as an Exhibit (99.1) to the Schedule 13D and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended to add the following information:

          Following the expiration of the Offer at 12:00 midnight, New York City time, on March 27, 1998, the Offeror intends to effect short-form merger with Kapson Senior Quarters Corp. (with the Offeror as the entity surviving the Merger) pursuant to Section 253 of the General Corporation Law of the State of Delaware as promptly as practicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is hereby amended to add the following information:

          Following the expiration of the Offer at 12:00 midnight, New
York City time, on March 27, 1998, the Offeror accepted for payment all Shares validly tendered pursuant to the Offer and not withdrawn. The Offeror has been informed by the Depositary that 7,655,369 shares of Common Stock and 2,400,000 shares of Preferred Stock (including 74,464 shares of Common Stock tendered pursuant to guaranteed delivery procedures as of 5:00 p.m. on March 30, 1998), representing approximately 99% of the outstanding shares of Common Stock and 100% of shares of Preferred Stock, were validly tendered and not withdrawn. A copy of the press release issued prior to 9:00 a.m., New York City time, on March 30, 1998 with respect to the foregoing is attached as Exhibit (99) hereto and is incorporated herein by reference.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

          No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          (99.1) Revolving Credit Agreement, dated as of March 27, 1998, among the Fund, the Offeror, Chase Manhattan Bank and other lenders parties thereto.

          (99.2) Text of Press Release, dated March 30, 1998.


                                 SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 1998
                             PROMETHEUS SENIOR QUARTERS LLC
                             By:  LF Strategic Realty Investors II L.P.,
                                  its Sole Member

                             By: Lazard Freres Real Estate Investors L.L.C., its General Partner

                             By:   /s/ Robert P. Freeman
                                   -------------------------------------------
                                   Name:   Robert P. Freeman
                                   Title:  Principal


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 1998
                             LF STRATEGIC REALTY INVESTORS II L.P.


                             By: Lazard Freres Real Estate Investors L.L.C., its General Partner

                             By:   /s/ Robert P. Freeman
                                   -------------------------------------------
                                   Name:   Robert P. Freeman
                                   Title:  Principal


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 1998

                            LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                            By:   /s/ Robert P. Freeman
                                  -------------------------------------------
                                   Name:   Robert P. Freeman
                                   Title:  Principal